Exhibit 12.1

Wright Medical Group N.V.

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	Fiscal year ended
	December 27, 2015	December 31, 2014(4)	December 31, 2013(4)	December 31, 2012(4)	December 31, 2011(4)
Earnings:
Loss from continuing operations before income taxes	(242,211)	(246,830)	(230,403)	(3,385)	(11,356)
Fixed charges to add to earnings:
Interest expense(1)	41,104	17,398	16,452	10,478	6,739
Rent interest factor(2)	2,845	2,662	1,894	1,065	1,113
Total fixed charges	43,949	20,060	18,346	11,543	7,852
Earnings from continuing operations before income taxes and fixed charges	(198,262)	(226,770)	(212,057)	8,158	(3,504)
Ratio of earnings to fixed charges(3)	(4.51)	(11.30)	(11.56)	0.71	(0.45)

(1)	Interest expense consists of interest on indebtedness and amortization of debt issuance costs.
(2)	Approximately one-third of rental expense is deemed representative of the interest factor.
(3)	Earnings were inadequate to cover fixed charges for the years ended December 27, 2015 and December 31, 2014, 2013 and 2011 by $242.2 million, $246.8 million, $230.4 million, and $3.4 million, respectively.
(4)	The historical ratios of earnings to fixed charges for the years ended December 31, 2014, 2013, 2012 and 2011 are based on the financial information of Wright Medical Group, Inc., our predecessor for accounting purposes.